SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934



INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
---------------------------------------------------
(Name of Issuer)

COMMON STOCK (PAR VALUE $.001 PER SHARE)

---------------------------------------------------
(TITLE OF CLASS OF SECURITIES)


458865201
--------------
(CUSIP Number)

Mr. Barton Ford Webb
15148 Bledsoe Street
Sylmar, CA 91342 (818) 362-5665 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2001
------------------------------------------
(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits, See Rule
240.13d-7 for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE
SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


SCHEDULE 13D


CUSIP No. 458865201
1     Name of Reporting Persons                  (a) Barton Ford Webb
						 (b) STL Enterprises, Inc.
						 (c) TMW Corporation
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2     Check the Appropriate Box if                      (a) {x}
      a Member of a Group                               (b) { }
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3     SEC Use Only
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4     Source of Funds                                  PF WC
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5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)        {  }
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6     Citizenship or Place of Organization              U.S.A
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7    Sole Voting Power                        (a) Barton Ford Webb
						  21,000 shares
					      (b) STL Enterprises, Inc.
						  101,800 shares
					      (c) TMW Corporation
					           7,100 shares
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Number of Shares      8    Shared Voting Power     129,900 shares
Beneficially Owned by      ---------------------------------------

Reporting Person With
                      9    Sole Dispositive Power     (a) Barton Ford Webb
							21,000 shares
						      (b) STL Enterprises, Inc.
						        101,800 shares
						      (c) TMW Corporation
							 7,100 shares
                           ---------------------------------------

                      10   Shared Dispositive Power   129,900 shares
                           ---------------------------------------

11    Aggregate Amount Beneficially              129,900 shares
      Owned By Each Reporting Person
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12    Check box if the aggregate Amount
       in Row (11) Excludes Certain Shares                {  }
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13    Percent of Class Represented
       Amount in Row (11)                                5.9%
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14    Type of Reporting Person                     (a) Barton Ford Webb
							IN
						   (b) STL Enterprises, Inc.
							CO
						   (c) TMW Corporation
						CO
 ------------------------------------------------------------------


Item 1.    Security and Issuer.

           This Schedule 13D is filed with the Securities and Exchange Commission by the person(s) named in item 2 below relates to the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc. The principal offices of the issuer are 1954 Airport Road, Suite 200, Atlanta, GA 30341.

Item 2.  Identity and Background.


     (a)  This Statement is filed jointly by (1) Barton Ford Webb,
(2) STL Enterprises, Inc., and (3) TMW Corporation. The persons listed in clauses (1) through (3) above, are the Reporting Persons.

     (b) The principal business address of each of the Reporting
Persons is 15148 Bledsoe St., Sylmar, CA  91342.

     (c) STL Enterprises is a private California corporation whose principal business is managing wholly owned businesses. TMW Corporation is a private California corporation whose principal businesses include commercial and government aircraft parts manufacture and component overhaul and maintenance. Mr. Webb is a United States citizen and an officer of STL Enterprises and TMW Corporation.

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  See (c), above

Item 3.  Source and Amount of Funds.


     The net investment cost, excluding commissions and fees
(if any) of the shares of Common Stock held by Barton Ford Webb, STL Enterprises, and TMW Corporation is $125,691.75 Such shares were purchased with Mr. Webb's personal funds, TMW Corporation's working capital and STL Enterprises working capital.


Item 4.    Purpose of Transaction.

           Mr. Webb, STL Enterprises and TMW Corporation acquired the shares of common stock as an investment. The Reporting Persons have no concrete plans or proposals that would occasion any event enumerated in Item 4 of the Special Instructions for Complying with Schedule 13D.

	The Reporting Persons reserve the right to buy additional securities of the Issuer, or sell securities of the Issuer from time to time.

Item 5.    Interest in Securities of the Issuer.


    (a) Based upon an aggregate of 2,190,198 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q forthe fiscal quarter ended November 30, 2000, the Reporting
Persons own 5.93% broken down as follows:

           (i)  Barton Ford Webb personally owns 21,000 shares of
		Common Stock, constituting approximately .96% of the shares of Common Stock outstanding;
           (ii)  STL Enterprises owns 101,800 shares of Common
		Stock, constituting approximately 4.65% of the shares of Common Stock outstanding;

          (iii) TMW Corporation owns 7,100 shares of Common Stock, constituting approximately .32% of the shares of Common Stock outstanding;

    (b) Barton Ford Webb has the power to dispose of and to vote the shares of Common Stock beneficially owned by the Reporting Persons.

    (c) Securites purchased during the last sixty days were all executed through Ameritrade on-line trading for cash.

Identity of Purchaser
Date
Amount of Securities and Price
Total
STL Enterprises, Inc.
24-Jan-01
BUY 3000.000 SHARES YLF @ 1.062500
 $   3,188
STL Enterprises, Inc.
24-Jan-01
BUY 2000.000 SHARES YLF @ 1.000000
 $   2,008
STL Enterprises, Inc.
19-Jan-01
BUY 1000.000 SHARES YLF @ 0.937500
 $      951
STL Enterprises, Inc.
19-Jan-01
BUY 100.000 SHARES YLF @ 1.062500
 $      114
STL Enterprises, Inc.
19-Jan-01
BUY 1100.000 SHARES YLF @ 1.000000
 $   1,108
STL Enterprises, Inc.
19-Jan-01
BUY 1400.000 SHARES YLF @ 1.000000
 $   1,408
STL Enterprises, Inc.
19-Jan-01
BUY 3300.000 SHARES YLF @ 1.000000
 $   3,308
STL Enterprises, Inc.
19-Jan-01
BUY 10000.000 SHARES YLF @ 1.000000
 $ 10,013
STL Enterprises, Inc.
17-Jan-01
BUY 200.000 SHARES YLF @ 0.875000
 $      188
STL Enterprises, Inc.
12-Jan-01
BUY 4800.000 SHARES YLF @ 1.000000
 $   4,800
STL Enterprises, Inc.
8-Dec-00
BUY 17000.000 SHARES YLF @ 0.750000
 $ 12,750
STL Enterprises, Inc.
7-Dec-00
BUY 1000.000 SHARES YLF @ 0.750000
 $      763
STL Enterprises, Inc.
7-Dec-00
BUY 5000.000 SHARES YLF @ 0.750000
 $   3,763
STL Enterprises, Inc.
7-Dec-00
BUY 5000.000 SHARES YLF @ 0.750000
 $   3,763
STL Enterprises, Inc.
7-Dec-00
BUY 5000.000 SHARES YLF @ 0.750000
 $   3,763
STL Enterprises, Inc.
7-Dec-00
BUY 10000.000 SHARES YLF @ 0.750000
 $   7,513
STL Enterprises, Inc.
7-Dec-00
BUY 12000.000 SHARES YLF @ 0.750000
 $   9,013
STL Enterprises, Inc.
7-Dec-00
BUY 10000.000 SHARES YLF @ 0.750000
 $   7,500
Barton Ford Webb
8-Dec-00
BUY 10500.000 SHARES YLF @ 0.750000
 $   7,875
Barton Ford Webb
23-Jan-01
BUY 300.000 SHARES YLF @ 0.937500
 $      281
Barton Ford Webb
19-Jan-01
BUY 400.000 SHARES YLF @ 0.937500
 $      375
Barton Ford Webb
19-Jan-01
BUY 300.000 SHARES YLF @ 0.937500
 $      281


    (d) N/A

    (e) N/A


Item 6.    Contracts, Arrangements, Understandings or
	   Relationships with Respect
           to the Securities of the Issuer.

           N/A

Item 7.    Material to be Filed as Exhibits.

 	   N/A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2001
Barton Ford Webb [sig], an Individual
January 29, 2001
For STL Enterprises, Inc., Barton Ford Webb [sig]
January 29, 2001
For TMW Corporation, Barton Ford Webb [sig]